TEVA TO INITIATE THIRD PHASE III TRIAL OF ORAL LAQUINIMOD FOR THE TREATMENT OF RELAPSING
REMITTING MULTIPLE SCLEROSIS

The clinical trial protocol has been granted a Special Protocol Assessment agreement by the Food and Drug Administration

Jerusalem, Israel and Lund, Sweden, August 8, 2012 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) and Active Biotech (NASDAQ OMX NORDIC: ACTI) provided today an update on the clinical development program of once-daily oral laquinimod for the treatment of relapsing-remitting multiple sclerosis (RRMS). The companies are to initiate a third Phase III study of laquinimod, following the written agreement reached with the U.S. Food and Drug Administration (FDA) on the Special Protocol Assessment (SPA).

The third Phase III laquinimod trial CONCERTO will evaluate two doses of the investigational product (0.6mg and 1.2mg) in approximately 1,800 patients for up to 24 months. The primary outcome measure will be confirmed disability progression as measured by the Expanded Disability Status Scale (EDSS).

“The results achieved in the previous Phase III trials of laquinimod support the clinical utility of this compound as a unique treatment option for multiple sclerosis,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer, Teva Pharmaceutical Industries Ltd. “We are encouraged by the FDA’s agreement on the trial design and planned analysis, and look forward to further developing laquinimod as a potential treatment option for RRMS patients.”

ABOUT LAQUINIMOD
Laquinimod is an oral, once-daily CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of MS. In animal models laquinimod crosses the blood brain barrier to potentially have a direct effect on resident CNS inflammation and neurodegeneration. The global Phase III clinical development program evaluating oral laquinimod in MS includes two pivotal studies, ALLEGRO and BRAVO.

In addition to the MS clinical studies, laquinimod is currently in Phase II of development for Crohn’s disease and Lupus.

ABOUT SPECIAL PROTOCOL ASSESMENT (SPA)
A SPA is a written agreement between the FDA (Food and Drug Administration) and a drug sponsor intended to confirm that the clinical trial protocol is adequate to meet current scientific and regulatory requirements for a potential new drug application

ABOUT MULTIPLE SCLEROSIS
MS is the leading cause of neurological disability in young adults. It is estimated that more than 400,000 people in the United States are affected by the disease and that two million people may be affected worldwide. Multiple sclerosis is a degenerative disease of the central nervous system in which inflammation and axonal damage and loss result in the development of progressive disability.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011

ABOUT ACTIVE BIOTECH
Active Biotech AB (NASDAQ OMX NORDIC: ACTI) is a biotechnology company with focus on autoimmune/inflammatory diseases and cancer. Projects in or entering pivotal phase are laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis, TASQ for prostate cancer as well as ANYARA for use in cancer targeted therapy, primarily of renal cell cancer. In addition, laquinimod is in Phase II development for Crohn’s and Lupus. An additional project in clinical development is the orally administered compound 57-57 for Systemic Sclerosis. Please visit www.activebiotech.com for more information.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Active Biotech’s Safe Harbor Statement in Accordance with the Swedish Securities Market Act:
This press release contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company, or industry results, to differ materially from any future results, performance or achievement implied by the forward-looking statements. The company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

Active Biotech is obligated to publish the information contained in this press release in accordance with the Swedish Securities Market Act.

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